                                                        Filed by: Prudential plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                      Exchange Act Commission File No. 001-07981

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY PRUDENTIAL PLC AND AMERICAN GENERAL CORPORATION ON MARCH 12, 2001.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO AUSTRALIA, CANADA OR JAPAN


FOR IMMEDIATE RELEASE                                              12 MARCH 2001

  MERGER OF PRUDENTIAL AND AMERICAN GENERAL TO CREATE INTERNATIONAL INSURANCE
                                   POWERHOUSE

SUMMARY

LONDON, UK/HOUSTON, TEXAS, USA - Prudential plc ("Prudential") and American General Corporation ("American General") announce that they have agreed the terms of a merger (the "Merger") to create a top-tier international financial services business with leading market positions in the US, the UK and Asia.

RATIONALE FOR THE MERGER

- Creates a major international force in retail financial services with leading positions in the US, the UK and Asia

-        Significantly enhanced combined US presence

- Provides scale and financial resources to accelerate growth and maximise value creation in our chosen markets

- Highly complementary multi-product, multi-distribution channel business models

-        Diversification of business enhances quality of earnings


OTHER KEY HIGHLIGHTS

- Pro forma combined market capitalisation of (pounds sterling)30.8 billion (US$45.3 billion) based on closing prices and exchange rates on 9 March 2001

- Pro forma investment funds under management of (pounds sterling)229 billion (US$336 billion)

- Merger ratio of 3.6622 Prudential shares for each American General share, implying a value of US$49.52 per American General share and a total fully diluted equity value of (pounds sterling)18.1 billion (US$26.5 billion) based on the ten day trailing average closing prices on 9 March 2001

- Prudential shareholders to own approximately 50.5% and American General shareholders to own approximately 49.5% of the enlarged group on a fully diluted basis

-        Prudential plc will be the holding company for the combined group

- Prudential's US operations, Jackson National Life ("JNL") and PPM America to be integrated with American General's operations

- Integrated board and management team: six representatives of American General to join the enlarged Prudential board of 18 directors

- Sir Roger Hurn to continue to be Chairman of Prudential and Jonathan Bloomer to continue as the Group Chief Executive. As a result of the Merger, Robert M. Devlin, Chairman and Chief Executive Officer of American General, will be invited to join the Prudential board as Deputy Chairman, and Chairman and Chief Executive Officer of North American Operations, reporting to Jonathan Bloomer

- Transaction to be effected by a US statutory merger which is expected to be tax free for American General shareholders

- Pre-tax cost synergies at a rate of over (pounds sterling)85 million (US$130 million) per annum by the end of 2002 at an estimated one-time cost of less than one full year's worth of savings

- Merger is subject to shareholder approvals and regulatory consents and is targeted for completion in the third quarter of 2001

Commenting on the Merger, Jonathan Bloomer, Group Chief Executive of Prudential, said:

"Our two companies are a great fit. We have highly complementary business operations and we have pursued very similar strategies by broadening out our product ranges and distribution channels. Not only will this give us a leading position in the US, it also gives us the scale and financial strength to allow for continued expansion and faster growth in the other regions of the world in which we operate. We look forward to working with Bob Devlin and his team to implement our shared vision, capture new commercial opportunities and deliver long term value to our shareholders."

Robert M. Devlin, Chairman and Chief Executive Officer of American General, said:

"Today, American General has taken a bold step toward realising our strategic vision: to become a world leader in financial services through our merger with Prudential. I look forward to working with Jonathan Bloomer and the Prudential team to make this vision a reality. As part of an international financial services powerhouse, we will benefit from increased scale and financial resources that will provide a solid foundation for accelerated growth and profitability. It is also important to recognise that this merger is greater than just the size and scale it creates. It also represents an outstanding strategic fit for two organisations that share a common purpose for the future - to create superior returns for our shareholders, financial solutions for our customers around the world, and outstanding opportunities for our employees."

Details of the Merger are set out in Part I of this announcement. Information on Prudential is contained in Part II and information on American General is contained in Part III. Summary pro forma combined financial information is set out in Appendix 1.

Prudential is being advised by UBS Warburg. American General is being advised by Morgan Stanley Dean Witter.

UBS Warburg and Cazenove & Co. are acting as joint brokers to Prudential.

All Prudential corporate news releases can be accessed at Prudential's web site: www.prudential.co.uk. All American General corporate news releases can be accessed at American General's web site: www.americangeneral.com.

There will be a conference call today for wire services at 7.45am (London time) on +44 20 8781 0598. This conference call will be hosted by Jonathan Bloomer, Group Chief Executive of Prudential and Robert M. Devlin, Chairman and Chief Executive Officer of American General.

A UK ANALYSTS' CONFERENCE WILL BE HELD AT 9.30AM (LONDON TIME) AND A PRESS CONFERENCE WILL BE HELD AT 11.15AM (LONDON TIME) TODAY AT THE OFFICES OF PRUDENTIAL PLC, LAURENCE POUNTNEY HILL, EC4R 0EU. A WEBCAST OF THE PRESENTATION AND THE PRESENTATION SLIDES WILL BE AVAILABLE ON THE GROUP'S WEBSITE, www.prudential.co.uk. A US ANALYSTS' CONFERENCE WILL BE HELD AT 9.00AM (EST) TODAY AT THE ST REGIS, TWO EAST 55TH STREET AT FIFTH AVENUE, NEW YORK CITY WHICH WILL BE BROADCAST LIVE ON AMERICAN GENERAL'S WEBSITE AT www.americangeneral.com.


This summary should be read in conjunction with the full text of this announcement.

ENQUIRIES:
PRUDENTIAL PLC                         AMERICAN GENERAL CORPORATION

Rebecca Burrows (Investors)            Kenneth A. Brause (Investors)
+44 20 7548 3537                       +1 212 446 3107
Andrew Crossley (Investors)            John E. Pluhowski (Media)
+44 20 7548 3166                       +1 713 831 1149
Geraldine Davies (Media)
+44 20 7548 3911



UBS Warburg Ltd., which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Prudential plc in connection with the Merger and for no one else and will not be responsible to anyone other than Prudential plc for providing the protections afforded to customers of UBS Warburg Ltd., or for providing advice in relation to the Merger.

This announcement has been approved by UBS Warburg Ltd., for the purposes of
Section 57 of the Financial Services Act 1986. This does not constitute a recommendation regarding the Prudential ordinary shares. The value of an investment may go down as well as up. Investors or potential investors should seek advice from an independent financial adviser as to the suitability for the individual concerned.

This announcement does not constitute an offer or invitation to purchase any securities. Any such offer will only be made in documents to be published in due course and any such acquisition should be made solely on the basis of information contained in those documents.

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel. (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel. (+1 713) 522-1111).

American General Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of American General Corporation. The directors and executive officers of American General Corporation include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of 28 February 2001, the directors and executive officers of American General Corporation beneficially owned approximately 2% of the outstanding shares of the common stock of American General Corporation. Stockholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

PART I - DETAILS OF THE MERGER

1.       PRINCIPAL TERMS

The Merger will be effected in accordance with the terms of an Agreement and Plan of Merger dated as of 11 March 2001 (the "Merger Agreement") which has been unanimously approved by the boards of both companies. Under the terms of the Merger, pursuant to which American General will merge with a subsidiary of Prudential through a US statutory merger, each share of common stock of American General will be exchanged for 3.6622 new Prudential ordinary shares or, at the election of the American General shareholder, 1.8311 American Depositary Shares ("ADSs"). This merger ratio implies a value of US$49.52 for each American General share and a total fully diluted equity value of (pounds sterling)18.1 billion (US$26.5 billion) based on the ten day trailing average closing prices on 9 March 2001. Prudential shareholders will own approximately 50.5% and American General shareholders will own approximately 49.5% of the combined company on a fully diluted basis.

Prudential will retain its primary listing on the London Stock Exchange with ADSs listed on the New York Stock Exchange. Prudential will apply for the new Prudential ordinary shares to be issued to American General shareholders in connection with the Merger to be listed on the London Stock Exchange and for the ADSs to be listed on the New York Stock Exchange.

The combined group will be headquartered in London, UK with the United States headquarters being in New York. The combined US business will continue to have substantial operations in Houston, Texas and Lansing, Michigan and other key locations throughout the United States.

Prudential and American General intend to publish detailed information on the Merger for their respective shareholders by late second quarter of 2001. Subject to shareholder approvals, regulatory consents, and a tax ruling and opinions, closing of the Merger is targeted for late third quarter of 2001.

The transaction is expected to be tax free for American General shareholders.

2.       FINANCIAL OVERVIEW

The combined group will be a leader in the international financial services marketplace. The pro forma combined market capitalisation of (pounds sterling)30.8 billion ($45.3 billion), based on closing share prices and exchange rates on 9 March 2001, would make the group the sixth largest international insurance business and the 11th largest company in the FTSE 100 index.

On a pro forma basis for the year ended 31 December 2000, the combined group would have written new business annual premium equivalent of (pounds sterling)3.2 billion ($4.8 billion). Pro forma Prudential and American General combined operating profit based on a longer term rate of return and before amortisation of goodwill for the year ended 31 December 2000 were (pounds sterling)1.9 billion ($2.8 billion) on a UK GAAP, modified statutory basis.

Set out in Appendix 1 are provisional unaudited calculations of limited financial information on American General's operations using the achieved profits basis of accounting. The actuarial methods and assumptions used as a basis for the provisional achieved profits financial information have been reviewed by Milliman & Robertson, consulting actuaries. This information has not been subject to audit review and is subject to further adjustment.

The provisional achieved profits shareholders' funds of American General as at 31 December 2000, calculated on the basis set out above, would have been (pounds sterling)7.6 billion (US$11.4 billion). On a pro forma combined basis as at 31 December 2000, the combined group would have had shareholders' funds on an achieved profits basis of (pounds sterling)16.4 billion (US$24.5 billion).

On a pro forma combined basis for the year ended 31 December 2000, the Merger would have been earnings enhancing to Prudential's shareholders using operating earnings before exceptional items on a modified statutory basis, even before giving effect to anticipated synergies. The Merger is expected to generate pre-tax cost synergies at a rate of over (pounds sterling)85 million (US$130 million) per annum by the end of 2002 at an estimated one-time cost of less than one full year's worth of savings.

3.       BACKGROUND TO AND REASONS FOR THE MERGER

Prudential is an international retail financial services business with a clear strategy to be a market leader in its chosen markets of the UK, the US, Asia and, more recently, Continental Europe. It has adopted a multi-channel, multi-brand approach to delivering a variety of products to meet the savings and financial security needs of an increasingly sophisticated customer base. Prudential has made a number of successful acquisitions to enhance its position. It has also demonstrated that it is capable of building new businesses such as egg, the UK's leading financial services e-commerce brand. Prudential has a strong commitment to maximising shareholder value through driving growth in existing and new markets.

American General is an integrated financial services company focusing on asset accumulation, life insurance and consumer lending, primarily in the US. Like Prudential, American General has successfully delivered strong shareholder returns by adopting a multi-channel, multi-product approach focused on providing lifetime solutions to its customers and through a strong commitment to efficiency in operations and capital management.

Both companies have targeted growth sectors where they believe they can earn attractive returns on capital and have made a number of acquisitions which they have successfully integrated to expand their businesses further.

In recent years, the global insurance and asset accumulation industries have been going through significant consolidation. As a result, these industries are beginning to be led by companies which have sufficient scale and financial strength to command leading market positions. Against this background, Prudential and American General believe that, although they are both successful companies in their own right, they can deliver faster growth and greater value creation immediately and in the long term by combining their businesses.

The combined group will be the sixth largest global insurance company in terms of market capitalisation with leadership positions in demographically attractive markets. Prudential and American General believe that the enhanced international scope, together with the resulting larger capital base, will ensure that the combined group is well positioned to capitalise on the outstanding growth opportunities that exist in the North American, Asian and European markets.

The US is the world's largest life insurance and retirement services market. Nearly a quarter of the US population is aged between 45 and 65 years old. This so-called "baby boom" generation is entering the period of their highest net savings years. Prudential and American General strongly believe that the US market has highly attractive characteristics and an established investment culture which the combined group, as a leader in these key markets, will be well placed to capitalise on.

The combined American General and JNL businesses will be the number one provider of annuities in the US with leading positions in variable, fixed and equity linked annuities. In addition, the complementary nature of their product offerings should improve the overall quality of earnings of the combined business (for example, offering both tax-qualified and non-tax qualified annuities). Similarly, there is very little overlap in the distribution platforms of American General and JNL, which will enhance the combined group's ability to access different customer segments.

The combined group's management team has a proven track record in integrating acquisitions successfully and delivering value to shareholders.

4.       MERGED GROUP BOARD AND HEADQUARTERS

The Prudential board will continue to be chaired by the current Prudential Chairman, Sir Roger Hurn. Jonathan Bloomer, the current Prudential Group Chief Executive, will be Group Chief Executive of the combined group.

As a result of the Merger, Robert M. Devlin, Chairman and Chief Executive Officer of American General, will be invited to join the Prudential board as Deputy Chairman, and Chairman and Chief Executive Officer of North American Operations, reporting to Jonathan Bloomer. John A. Graf, Senior Vice Chairman - Asset Accumulation and Rodney O. Martin Jr., Senior Vice Chairman - Financial Services of American General will be invited to join as executive directors, and Michael J. Poulos, Anne M. Tatlock and Larry D. Horner will be invited to join as non-executive directors. At the same time as the Merger Agreement was entered into the three American General executive directors to be appointed to the Prudential board entered into amendment agreements in relation to their existing service contracts with American General. Further details of these service contracts and amendment agreements will be available in the public documentation to be distributed in due course.

The enlarged Prudential board will comprise 8 executive directors and 10 non-executive directors.

The combined group's headquarters will be in London, UK with the United States headquarters in New York. The US business will continue to have substantial operations in Houston, Texas; Lansing, Michigan; and other key locations throughout the United States.

5.       MERGER AGREEMENT

Under the terms of the Merger Agreement, pursuant to which American General will merge with a subsidiary of Prudential through a US statutory merger, each share of common stock of American General will be exchanged for 3.6622 new Prudential ordinary shares or, at the election of the shareholder, 1.8311 new Prudential ADSs.

The Merger Agreement sets out the conditions to the closing of the Merger. It also contains certain termination rights, mutual representations and warranties and various covenants relating to the operation of the businesses of Prudential and American General in the period until closing.

The Merger Agreement requires Prudential and American General to effect the Merger unless any one of the conditions to the implementation of the Merger is not satisfied or waived by 31 December 2001 subject to extension for a period of 30 days to obtain regulatory consents. The Merger Agreement also provides for termination rights and termination fees to be paid by one party to the other in certain circumstances.

Principal conditions

The conditions to the implementation of the Merger include necessary Prudential and American General shareholder approvals, receipt of certain regulatory approvals and appropriate tax opinions and rulings and the absence of any governmental order prohibiting the Merger.

Termination rights

The circumstances in which either party is able to terminate the Merger Agreement include:

- If either Prudential or American General shareholders do not approve the Merger;

- If the board of the other party withdraws or adversely modifies its approval or recommendation of the Merger;

- If there is a material breach of representation, warranty or covenant by the other party that is not cured or is incapable of being cured;

- If the other party's board recommends a superior acquisition offer for that party; or

- Closing not having occurred by 31 December 2001, subject to a 30 day extension for finalising regulatory approvals.

Termination payments

- The parties have agreed that American General will make a payment to Prudential of up to US$600 million (pounds sterling)408 million) if the Merger Agreement is terminated in specified circumstances following the making by a third party of a bid for American General, including:

         - If American General's board withdraws its recommendation of the Merger or recommends the competing bid;

         -        If American General's shareholders reject the Merger;

- The parties have agreed that Prudential will make a payment to American General of up to (pounds sterling)236 million (US$347 million) if the Merger Agreement is terminated in the same circumstances relating to Prudential;

- A portion of any termination fee will be payable on the relevant termination, with the remainder payable on consummation of another transaction or the paying company agreeing to another transaction within 9 months.

6.       DIVIDENDS

Between signing and closing both companies will continue to pay dividends in line with their existing dividend policy. In addition, shortly prior to closing, American General will pay a special dividend to its shareholders intended to equalise dividends of the two companies between signing and closing and give American General shareholders the benefit of the Prudential dividend rate as if they had become Prudential shareholders on 12 March 2001.

The combined group intends to maintain a progressive dividend policy. Prudential intends to continue paying two semi-annual dividends per year.

7.       ACCOUNTING AND REPORTING IMPLICATIONS

It is expected that the Merger will be accounted for using merger accounting under UK GAAP although this is not a condition of the Merger Agreement. Under US GAAP, the Merger will be treated as a purchase. Prudential will continue to have a December financial year end. The accounts of the group will be published in pounds sterling and will be prepared in accordance with UK GAAP. A reconciliation to US GAAP will be provided in the group's SEC filing. The combined group will continue to report on a semi-annual basis.


The following pounds sterling and US dollars exchange rates have been used in this announcement:

                                                           US$/(POUNDS STERLING)
Average rate for the year ended 31 December 2000              1.5158
Closing rate as at 31 December 2000                           1.4938
Average rate for the ten days ended 9 March 2001              1.4589
Closing rate as at 9 March 2001                               1.4691

PART II

INFORMATION ON PRUDENTIAL

GROUP OVERVIEW

- Established in London in 1848, Prudential is a leading international financial services group with funds under management of (pounds sterling)165 billion at 31 December 2000, and around 22,000 employees worldwide.

- Total group-wide insurance and investment sales for the full-year ended 31 December 2000 were (pounds sterling)13.9 billion, up 13 per cent on prior year. Statutory basis operating profit grew by 8 per cent in 2000 to (pounds sterling)840 million. Over 50 per cent of the group's new business revenue and over 60 per cent of its new business achieved profits in 2000 came from outside of the UK.

-        Standard & Poor's financial strength rating for Prudential is AAA.

- In June 2000, Prudential listed its ADRs on the New York Stock Exchange and floated a minority stake in egg, its internet financial services company, on the London Stock Exchange.


UK AND EUROPE

- In the UK, Prudential is one of the largest life insurance companies and pension annuity providers. Prudential has built a powerful multi-brand business model through:

         - Acquisition of Scottish Amicable Life in September 1997, expanding Prudential's distribution through intermediaries;

         - Acquisition of M&G, one of the UK's largest retail fund managers, in April 1999; and

         - Launch of egg, the UK's leading internet financial services brand, in October 1998;

- Continued development of Prudential branded businesses and products such as stakeholder pensions.

- The financial strength of the group's main UK long-term fund is rated AAA by Standard and Poor's and Aaa by Moody's.

- In Europe, Prudential has entered into strategic distribution arrangements with CNP Assurances in France and Signal Iduna in Germany. In January 2001, Prudential also announced the launch of a new product in France, Prudential Europe Vie, an additional distribution agreement in France with Centre Francais du Patrimoine (the largest multi-product broking network in France), and the opening of a Paris-based branch.


UNITED STATES

- Prudential owns Jackson National Life ("JNL"), the 20th largest life insurance company in the United States, based on total assets.

- Since it was acquired by Prudential in 1986, JNL has been transformed from a single product line provider into a multi-channel, multi-product provider. This has been achieved by pursuing a strategy of broadening its product range and distribution reach through both organic growth and strategic acquisitions. In 2000, JNL continued to drive forward its strategy with the self-financed acquisitions of Highland Bancorp and IFC Holdings.

- In 2000 Standard and Poor's raised its insurer financial strength rating on JNL and Jackson National Life of New York to AAA. The rating from Moody's is Aa3.

ASIA

- Prudential first established its presence in Asia in 1923 and now has businesses in 11 countries across the region. It continues to pursue a strategy of broadening its customer base, distribution reach and product range, and is the leading private mutual fund provider in India. It also has top 5 positions in Hong Kong, Singapore, Malaysia, Vietnam and the Philippines.

- Building professional agency distribution remains one of Prudential's core strengths in the region, and it is widening its distribution channels with a growing number of bank distribution arrangements.

- In 2000, Prudential acquired an 89 per cent interest in Taiwanese mutual fund provider, Core Pacific Securities Enterprise Trust, and launched a joint venture with China International Trust & Investment Corporation (CITIC) in Guangzhou, China. It acquired Orico Life Insurance Co. Ltd in Japan in February 2001.


FINANCIAL SUMMARY

                                                      2000           1999         % CHANGE
                                                      (POUNDS        (POUNDS
                                                      STERLING m)    STERLING m)
New business achieved profits                           613            603          +2

Statutory basis operating profit before
amortisation of goodwill                                840            776          +8

Statutory basis profit before tax                       947            750          +26

Shareholders' funds - achieved profits basis          8,833          8,342          +6

Insurance and investment sales (POUNDS STERLING bn)    13.9           12.3          +13

Insurance and investment funds under
management (POUNDS STERLING bn)                         165            170          -3

PART III

INFORMATION ON AMERICAN GENERAL

OVERVIEW

- American General, founded in 1926, is a diversified financial services organisation headquartered in Houston, Texas. It has 16,000 dedicated employees and is a leading provider of retirement services, life insurance, consumer loans, and investments to over 12 million customers. With total assets in excess of US$120 billion, American General is the second largest publicly-traded life insurance company in the United States.

- American General has developed a powerful multi-brand, multi-channel business model and it has established leading positions in a number of its product areas in the United States:

         -        The third largest writer of annuities;

         -        The leading provider of fixed annuities;

         -        The second largest issuer of life insurance policies;

         -        The seventh largest life insurer by new life premium sales;
                  and

         - A leading provider of real estate and consumer loans through the third largest consumer finance branch network in the United States.

BUSINESS OPERATIONS

- American General's operations are organised into two strategic business groups - financial services and asset accumulation - through which the group's operating divisions are managed:

         - The Retirement Services Division is a leading provider of retirement products and services, and markets its products through two major distribution channels. This Division is managed through the asset accumulation business group. Tax-qualified annuities and mutual funds are sold by its 1,900 financial advisers to employees of educational, health care, government entities and other non-profit organisations. Non-qualified annuities are sold through 37,000 representatives of over 300 banks and other financial institutions, as well as through 22,000 life insurance agents. Pre-tax operating earnings from the division increased 17% from US$855 million in 1999 to US$1,002 million in 2000 representing 39% of the group total.

         - Investment activities, also managed through the asset accumulation business group, are an integral part of American General's operations. In addition to almost US$73 billion of investments supporting its general account insurance and annuity liabilities at the year-end 2000, American General provides investment management, advisory, and administration services for around US$23 billion of separate account assets. It has also built a significant fee-based asset management capability.

         - The Life Insurance Division, which is managed through the financial services business group, is a leading provider of life insurance products used for protection, financial planning and wealth transfer. Products and services are distributed through independent agent distribution systems, which include 33,000 independent agents and strategic alliance partnerships with independent broker/dealers, banks, and financial planners, as well as around 4,500 career agents. The division reported pre-tax operating earnings of US$1,164 million in 2000, up 6% from US$1,103 million in 1999 representing 46% of the group total.

         - The Consumer Lending Division, which is also managed through the financial services business group, provides a wide variety of consumer lending products, including mortgages, consumer loans, retail sales finance, and credit-related insurance, to over 2 million customers. These products are marketed through American General's network of over 1,300 branches as well as through an internet-based lending system which was introduced in 2000. Pre-tax operating earnings increased by 10% from US$351 million in 1999 to US$385 million in 2000, representing 15% of the group total.

FINANCIAL SUMMARY (US GAAP BASIS)

                                                   2000         1999      % CHANGE
                                                  (US$m)       (US$m)
Revenue and Deposits                              22,368        20,232       +11
Operating Earnings                                 1,310         1,179       +11
Net Income                                         1,003         1,131       -11
Operating Return on Equity (%)                      16.7          16.0       n/a
Total Assets (excl. SFAS 115)                    120,360       116,876       +3
Adjusted Shareholders' Equity                      8,123         7,724       +5

APPENDIX 1

THE INFORMATION SET OUT BELOW HAS BEEN PREPARED FOR ILLUSTRATIVE PURPOSES ONLY

PRO FORMA SUMMARISED FINANCIAL INFORMATION FOR PRUDENTIAL AND AMERICAN GENERAL FOR THE YEAR ENDED 31 DECEMBER 2000

                                                                 AMERICAN              PRO
                                          PRUDENTIAL             GENERAL              FORMA
                                      (POUNDS STERLING M)    (POUNDS STERLING M) (POUNDS STERLING M)
                                          (Note 1)               (Note 2)            (Note 3)

New business - annual premiums             569                     852              1,421
New business - single premiums          13,354                   4,558             17,912
New business (APE) (Note 4)              1,904                   1,308              3,212
New insurance business (APE)             1,528                   1,308              2,836
Value added by new business
before tax (Note 5)                        613                     500              1,113
Achieved profits shareholders'
funds (Note 5)                            8,833                  7,600             16,433
Analysed as:
- long term business                      7,875                  9,800             17,675
- goodwill                                1,611                    500              2,111
- other net assets                        1,082                    866              1,948
                                        -------                -------            -------
- total net assets before borrowings     10,568                 11,166             21,734
- net core debt                          (1,735)                (3,566)            (5,301)
                                         -------               -------            -------
- achieved profit basis shareholders'
    funds (Note 9)                        8,833                  7,600             16,433
Modified statutory basis operating
  profit (Note 6)                           840                  1,070              1,910
MSB operating profit eps (Note 6)         31.5p                    n/a              35.3p
Investment funds under
  management (POUNDS STERLING bn)           165                     64                229


PRO FORMA SUMMARISED FINANCIAL INFORMATION FOR PRUDENTIAL'S US BUSINESS AND AMERICAN GENERAL FOR THE YEAR ENDED 31 DECEMBER 2000

                                                    PRUDENTIAL'S                                    PRO FORMA
                                                        US                   AMERICAN                  US
                                                      BUSINESS               GENERAL                BUSINESS
                                                  (POUNDS STERLING M)    (POUNDS STERLING M)    (POUNDS STERLING M)
                                                      (Note 1)               (Note 2)               (Note 3)
                                                        -----                 -----                  -----

New business - annual premiums                             25                   852                      877
New business - single premiums                          4,830                 4,558                    9,388
New business (APE) (Note 4)                               508                 1,308                    1,816
Value added by new business before tax (Note 5)           221                   500                      721
Achieved profits shareholders' funds (Note 5)           2,756                 7,600                   10,356
Modified statutory basis operating profit (Note 6)        466                 1,070                    1,536
US GAAP pre-tax income (Note 7, 8)                        406                 1,104                    1,510
US GAAP shareholders' equity (Note 7)                   1,962                 5,235                    7,197
US GAAP total assets (US$bn)                               45                   120                      165
Investment funds under management (US$bn)                  30                    64                       94


Note:

1. Extracted from the Prudential preliminary results announcement on 22 February 2001.

2. American General results above have been translated at an average exchange rate of (POUNDS STERLING) 1:$1.5158 and a year end exchange rate of (POUNDS STERLING):$1.4938.

3. No adjustment has been made to include synergy benefits or the costs of the merger.

4. Annual premium equivalent (APE) is a UK industry measure calculated as annual premiums plus 1/10th single premiums.

5. American General's achieved profit information in respect of long term business represents provisional calculations using a methodology consistent with the draft guidance issued by the Association of British Insurers in 1995; and with economic assumptions consistent with Prudential's own US business, including a discount rate of 8.5% p.a. and an allowance for cost of capital. All amounts other than for long term business are based on American General's US GAAP results. American General's US GAAP information has been extracted from their audited 2000 results and estimated adjustments have been made to eliminate inconsistencies with UK GAAP using a methodology consistent with that used for Prudential's own US business.

6. Based upon a longer term rate of investment return and before amortisation of goodwill. American General's US GAAP information has been extracted from their audited 2000 results and estimated adjustments have been made to eliminate inconsistencies with UK GAAP using a methodology consistent with that used for Prudential's own US business.

7. Represents Jackson National Life, excluding US broker dealer and fund management operations.

8.   Income before charge for dividends on preferred securities.

9. Shareholders' funds for American General exclude own shares of the American General parent company held by American General as treasury shares.

APPENDIX 2

This press release includes certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. These statements are generally identified by the words "expect", "intend", "believe" and other similar expressions. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants and the action of governmental regulators. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, that the stockholders of either company will not approve the merger, that a superior acquisition proposal will be made for either company, or that tax-free treatment for US purposes for the Prudential shares and ADSs to be received by the American General shareholders cannot be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved and to the general risks associated with the companies' businesses, as described in their filings with the US Securities and Exchange Commission, including American General's Form 10-K for the year ended 31 December 1999 and subsequent Forms 10-Q and Forms 8-K and Prudential's Forms 6-K.

THE FOLLOWING IS A SLIDE PRESENTATION POSTED ON PRUDENTIAL PLC'S WEBSITE ON MARCH 12, 2001.

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


A MAJOR INTERNATIONAL FORCE IN RETAIL FINANCIAL SERVICES

12 MARCH 2001

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


PROXY STATEMENT/PROSPECTUS

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel: (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel:
(713) 522-1111).

American General Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of American General Corporation. The directors and executive officers of American General Corporation include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of American General Corporation beneficially owned approximately 2% of the outstanding shares of the common stock of American General Corporation. Stockholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


                                                                    INTRODUCTION

                                                                  SIR ROGER HURN

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


AGENDA

1.  Introduction                           Sir Roger Hurn

2.  Transaction overview                 Jonathan Bloomer

3.  Strategic rationale                  Jonathan Bloomer

4.  Overview of American General               Bob Devlin

5.  A leading US business                      Bob Devlin

6.  The power of Prudential              Jonathan Bloomer

Appendix       Overview of Prudential
               Additional information

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


A TRANSFORMATIONAL DEAL

-     CREATES ONE OF THE WORLD'S PRE-EMINENT FINANCIAL SERVICES COMPANIES

-     SIGNIFICANT AND LOGICAL EXTENSION OF STATED STRATEGY

-     MARKET LEADERSHIP IN THE US

-     QUALITY INTERNATIONAL FRANCHISE FOCUSED ON GROWTH OPPORTUNITIES

-     FINANCIAL STRENGTH TO CONTINUE INTERNATIONAL EXPANSION

-     COMBINES TWO EXCELLENT MANAGEMENT TEAMS WITH SHARED VISION


--------------------------------------------------------------------------------
A POWERHOUSE TO DELIVER FURTHER SHAREHOLDER VALUE
--------------------------------------------------------------------------------

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


SIX AMERICAN GENERAL REPRESENTATIVES TO JOIN THE PRUDENTIAL BOARD


- BOARD COMPOSITION WILL REFLECT THE ENHANCED US WEIGHTING OF THE COMBINED GROUP'S OPERATIONS

-     BOB DEVLIN TO BECOME DEPUTY CHAIRMAN OF PRUDENTIAL

- JOHN GRAF AND ROD MARTIN FROM AMERICAN GENERAL TO JOIN THE PRUDENTIAL BOARD AS EXECUTIVE DIRECTORS

- LARRY HORNER, MICHAEL POULOS AND ANNE TATLOCK FROM AMERICAN GENERAL TO JOIN THE PRUDENTIAL BOARD AS NON-EXECUTIVE DIRECTORS

-     ENLARGED BOARD TO COMPRISE:

      -     8 executive directors

      -     10 non-executive directors

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


STRONG EXECUTIVE TEAM


[FLOW CHART]

                                    JONATHAN
                                    BLOOMER
                                   GROUP CHIEF
                                   EXECUTIVE
                                        |
    -------------------------------------------------------------------
    |                |                  |             |               |
UK/EUROPE           M&G           NORTH AMERICA     ASIA           GROUP CFO
  Mark            Michael              Bob           Mark        Philip Broadley
  Wood           McLintock           Devlin         Tucker

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------



                                                            TRANSACTION OVERVIEW

                                                                JONATHAN BLOOMER

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


3.6622 PRUDENTIAL SHARES FOR EACH AMERICAN GENERAL SHARE

-    TAX FREE ALL SHARE MERGER
     - 3.6622 Prudential shares or 1.8311 ADSs for each American General share

-     MERGER VALUE OF (POUNDS STERLING)17.6 BILLION (US$25.8 BILLION) REPRESENTS
      - P/E ratio of 19.7 times 2000 US GAAP operating earnings
      - 3.3 times 2000 US GAAP book value
      - 2.3 times 2000 achieved profits shareholders funds

-     SPECIAL DIVIDEND FOR AMERICAN GENERAL SHAREHOLDERS

- PRUDENTIAL SHAREHOLDERS TO OWN 50.5% AND AMERICAN GENERAL SHAREHOLDERS TO OWN 49.5% OF THE COMBINED GROUP

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


TRANSACTION TERMS



-     PRUDENTIAL PLC WILL BE THE HOLDING COMPANY

-     GROUP HEADQUARTERS IN LONDON; US HEADQUARTERS IN NEW YORK

-     PRIMARY LISTING IN LONDON WITH ADSS LISTED IN NEW YORK

-     SUBJECT TO USUAL REGULATORY / SHAREHOLDER APPROVALS

-     SHAREHOLDER DOCUMENTATION EXPECTED TO BE POSTED LATE IN Q2 2001

-     SHAREHOLDER MEETINGS TO APPROVE MERGER EXPECTED TO TAKE PLACE EARLY IN Q3
      2001

-     COMPLETION TARGETED FOR Q3 2001

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


CLEAR VALUE CREATION OPPORTUNITY



- PRO FORMA COMBINED NEW BUSINESS (APE(1)) OF (POUNDS STERLING)3,212 MILLION (US$4,869 MILLION) FOR THE YEAR ENDED 31 DECEMBER 2000

-     PRO FORMA COMBINED NEW BUSINESS ACHIEVED PROFITS OF (POUNDS
      STERLING)1,113 MILLION (US$1,687 MILLION) FOR THE YEAR ENDED 31 DECEMBER 2000

-     PRO FORMA COMBINED 2000 MSB OPERATING EARNINGS ENHANCEMENT (BEFORE
      SYNERGIES)

- PRE-TAX COST SYNERGIES OF OVER (POUNDS STERLING)85 MILLION (US$130 MILLION) PER ANNUM BY END OF 2002

- PRO FORMA COMBINED ACHIEVED PROFIT SHAREHOLDERS FUNDS OF (POUNDS STERLING)16.4 BILLION (US$24.5 BILLION) AS AT 31 DECEMBER 2000


NOTE:

(1) Annual Premium Equivalent calculated as annualised new regular premiums plus 10% of single premium by year

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


                                                             STRATEGIC RATIONALE

                                                                JONATHAN BLOOMER

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


ACHIEVES STATED STRATEGIC OBJECTIVES

-     INTERNATIONAL SCALE PLAYER

-     ACHIEVES LEADERSHIP POSITIONS IN CHOSEN MARKETS

-     ADVANCES MULTI-PRODUCT, MULTI-DISTRIBUTION CHANNEL BUSINESS MODEL

-     DIVERSIFICATION OF BUSINESS ENHANCES QUALITY OF EARNINGS

-     BUILDS SCALE AND RESOURCES FOR FUTURE DEVELOPMENT



--------------------------------------------------------------------------------
DELIVERS FASTER GROWTH AND GREATER VALUE CREATION
--------------------------------------------------------------------------------

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------



ATTRACTIVENESS OF THE US MARKET

-     WORLD'S LARGEST LIFE INSURANCE AND RETIREMENT SERVICES MARKET
      - US$20 trillion of assets under management at the top 500 money management firms, over half of which is in retirement savings

-     FAVOURABLE DEMOGRAPHIC CHARACTERISTICS

      -     22% of population in 45-65 age bracket
      -     life expectancies at age 65: 80 for men, 84 for women
      -     one American turns 50 every 7.5 seconds

-     ESTABLISHED, PERVASIVE INVESTMENT CULTURE
      -     nearly half of US households now own equities
      - equities' share of all household discretionary financial assets has doubled over the last decade

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


AMERICAN GENERAL: THE PARTNER OF CHOICE

-     THE QUALITY FRANCHISE OF SCALE IN THE US LIFE INSURANCE INDUSTRY

-     FOCUSED ON CREATING SHAREHOLDER VALUE

- CLEAR TARGETING OF PROFITABLE MARKET SEGMENTS WITH STRONG FUTURE GROWTH PROSPECTS

-     DIVERSE DISTRIBUTION AND BALANCED PRODUCT PORTFOLIO

-     EXPERIENCED MANAGEMENT TEAM WITH PROVEN OPERATIONAL AND INTEGRATION TRACK
      RECORD

- EXCELLENT REPUTATION BASED ON CLARITY OF PURPOSE AND DELIVERY OF IMPRESSIVE PERFORMANCE

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


                                                    OVERVIEW OF AMERICAN GENERAL

                                                                      BOB DEVLIN

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


OVERVIEW OF AMERICAN GENERAL

-     PREMIER PORTFOLIO OF BUSINESSES ENHANCED THROUGH ACQUISITION
      -     total assets - US$120 billion

-     INTEGRATED FINANCIAL SERVICES COMPANY
      -     Asset Accumulation
      -     Financial Services

-     LEADERSHIP POSITION IN KEY MARKETS
      -     broad portfolio of general account and equity-based products

-     SUPERIOR FINANCIAL RESULTS
      -     1995-2000 EPS CAGR: 15%
      -     2000 operating ROE (excl. SFAS 115): 16.7%
      -     US GAAP operating earnings of US$1.3 billion in 2000
      -     2000 achieved profit shareholders funds of US$11.4 billion

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


DIVERSIFIED EARNINGS STREAM


--------------------------------------------------------------------------------
ASSET ACCUMULATION
-     2000 operating earnings of US$661 million ((POUNDS STERLING)436 million)

ANNUITIES
-     Fixed and variable
-     Tax-qualified and non-qualified markets

INVESTMENTS
-     Mutual funds
-     Third party asset management
--------------------------------------------------------------------------------


                  [PIE CHART ILLUSTRATING THE FOLLOWING DATA:
                            Asset Accumulation: 39%
                              Life Insurance: 46%
                                 Lending: 15%]


--------------------------------------------------------------------------------

FINANCIAL SERVICES

LIFE INSURANCE

-     2000 operating earnings of US$770 million ((POUNDS STERLING)508 million)

-     Protection products

-     Multi-channel distribution
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
-     LENDING

-     2000 operating earnings of US$247 million ((POUNDS STERLING)163 million)

-     Consumer loans

-     Credit-related life insurance
--------------------------------------------------------------------------------


NOTE:      US GAAP post-tax divisional earnings excluding unallocated costs

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


LEADING PROVIDER OF ANNUITIES

MARKET FOCUS

Retirement products & services

-     DIVERSIFIED PRODUCT AND DISTRIBUTION CAPABILITY

-     FINANCIAL ADVISERS TO "NOT-FOR-PROFIT" SPONSORED GROUP MARKET

-     BANK DISTRIBUTION

Institutional asset management

Competitive position:

TOTAL ANNUITIES                      NO  3
PRIMARY EDUCATION(1)                 NO  1
HIGHER EDUCATION(1)                  NO  3
HEALTHCARE(1)                        NO  2
BANK CHANNEL--FIXED ANNUITIES        NO  1
BANK CHANNEL--TOTAL ANNUITIES        NO  2


Note:
1 Company Estimates

NEW DEPOSITS

[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]


ASSET ACCUMULATION       96          97          98           99         2000       CAGR
-------------------------------------------------------------------------------------------
Deposits                2.9         5.4         6.4          8.3         9.8        36%


SOURCE: American General company data
NOTE:
Annuity and mutual funds

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


AMERICAN GENERAL HAS OUTPERFORMED THE INDUSTRY


ANNUITY DEPOSITS
INDUSTRY

[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]

(US$bn)                         95            96         97          98           99         2000        CAGR
----------------------------------------------------------------------------------------------------------------
Variable                        49.5        72.8        87.9        99.5        121.8       137.7        22.7%
Fixed                           49.0        38.0        38.2        32.0         41.7        52.8         1.5%
                          --------------------------------------------------------------------------------------
total                           98.5       110.8       126.1       131.5        163.5       190.5


AMERICAN GENERAL

[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]


(US$bn)                           95           96          97          98           99         2000       CAGR
----------------------------------------------------------------------------------------------------------------
Variable                         0.9          1.4         1.9         2.7          3.3         4.1        35.2%
Fixed                            3.1          3.6         4.0         4.2          5.4         5.7        12.8%
                          --------------------------------------------------------------------------------------
total                            4.0          5.0         5.9         6.9          8.7         9.7

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


SIGNIFICANT VALUE WITHIN IN-FORCE BLOCK


MARKET FOCUS

Life insurance products & services

-     MULTI PRODUCT
      -     traditional
      -     variable & indexed

-     MULTIPLE DISTRIBUTION CHANNELS
      -     captive sales force
      -     independent sales force

Competitive position(1):

Life policies issued                No  2
Universal life sales                No  4
Term life sales                     No  4
Whole life sales                    No  4
Individual life sales               No  7
Variable universal life sales       No  16
Note: 1 LIMRA Q4 2000 sales


LIFE INSURANCE IN FORCE FACE VALUE

[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]


US$bn                               96          97          98           99       2000         CAGR
----------------------------------------------------------------------------------------------------
Life insurance in force         310.0       325.4       341.0        364.1       388.0          6%


SOURCE: American General company data

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


LEADING CONSUMER LENDING FRANCHISE

MARKET FOCUS

Consumer lending

-     Mortgages, retail sales finance & direct consumer lending

-     Nationwide network of over 1,300 branches

-     No 3 in US market

-     Receivables portfolio
      -     62% real estate


RECEIVABLES

[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]

FINANCIAL SERVICES - LENDING (US$bn)  96          97          98           99        2000        CAGR
-------------------------------------------------------------------------------------------------------
Real estate                          3.7         4.1         5.8          7.1         7.3
Non-real estate                      2.5         2.6         2.6          2.6         3.0
Retail                               1.4         1.3         1.3          1.3         1.5
                              --------------------------------------------------------------------------
total                                7.6         8.0         9.7         11.0        11.8          12%

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------



                                           AMERICAN GENERAL AND JACKSON NATIONAL
                                                             PLATFORM FOR GROWTH


                                                                      BOB DEVLIN

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


CREATES A CLEAR MARKET LEADER IN THE US

-     PRO FORMA MARKET POSITION



======================================================================================================================
                                                                                                  RANK
                                                                      ------------------------------------------------
PRODUCT                                                               AMERICAN GENERAL           JNL         PRO FORMA
----------------------------------------------------------------------------------------------------------------------
Total annuity sales                                                         3                     14             1
Variable annuity sales                                                      5                     20             1
Net variable annuity sales                                                  5                     8              2
Variable annuity sales through banks and thrifts                            5                     11             4
Fixed annuity sales                                                         1                     8              1
Fixed annuity sales through banks and thrifts                               1                     10             1
Equity indexed annuities                                                    -                     1              1
Number of life policies issued                                              2                     -              2
Individual life sales(CPPE basis)                                           7                     -              5


SOURCE: Vards, Kenneth Kehrer Associates, LIMRA, FRC

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------



MULTI-PRODUCT, MULTI-DISTRIBUTION CHANNEL CAPABILITY

-     Distribution by product


=============================================================================================================
                      ---------------------------------------------------------------------------------------
                                                Broker/    Financial                    Financial    Finance
Product               Independent    Captive    dealer     institutions    Wholesale    advisors(1)  branches
-------------------------------------------------------------------------------------------------------------
Fixed annuities         X *           X           *           X *                          X
-------------------------------------------------------------------------------------------------------------
Variable annuities      X                         *           X *                          X
-------------------------------------------------------------------------------------------------------------
Immediate annuities     X *           X           *                                        X
-------------------------------------------------------------------------------------------------------------
Equity-linked
annuities                                         *             *
-------------------------------------------------------------------------------------------------------------
Life insurance          X *           X           *             *                          X            X
-------------------------------------------------------------------------------------------------------------
Mutual funds            X                         X                                        X
-------------------------------------------------------------------------------------------------------------
Stable value                                                                   *
-------------------------------------------------------------------------------------------------------------
Consumer lending                                                                                         X
=============================================================================================================

KEY:         X American General      * JNL

NOTE: (1) VALIC representative

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


A SCALE US BUSINESS

================================================================================
COMBINED US OPERATIONS (2000)            PRO FORMA                     PRO FORMA
                                         COMBINED                      COMBINED
                                          (US$M)                  (POUNDS STERLING M)
--------------------------------------------------------------------------------
Total new business(1)                      15,559                       10,265

New business achieved profit                1,093                          721

Operating profit(MSB)(1)                    2,328                        1,536

Pre-tax income(US GAAP)                     2,288                        1,510

Total assets(US GAAP)                       165bn                        110bn

AP Shareholders' funds(1)                  15.5bn                       10.4bn


NOTES:

(1)  Company estimates

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


CLEAR US MANAGEMENT STRUCTURE

-     MANAGEMENT TEAM WITH PROVEN ABILITY TO INTEGRATE


[FLOW CHART]


                                 Bob Devlin (60)
                       (Head of North American operations)
                                        |
                       --------------------------------------
                       |                                     |
                  John Graf (41)                      Rod Martin (48)
              (Asset Accumulation)                  (Financial Services)
                       |                                     |
          --------------------------------------------------------------
          |                    |                  |                    |
Retirement Services       AGIM + PPMA       Life Insurance      Consumer Lending
+ Jackson National

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


SYNERGIES

- ESTIMATED PRE-TAX COST SAVINGS AT A RATE OF OVER (POUNDS STERLING)85 MILLION (US$130 MILLION) BY THE END OF 2002

-     COST SAVINGS PRIMARILY FROM
      -     scale economies
      -     adopting best practices from both companies

-     ESTIMATED ONE-OFF CASH COSTS LESS THAN ONE YEAR'S PROJECTED COST SAVINGS

-     REVENUE SYNERGIES
      - American General's life insurance products sold through Deal Direct and broker dealer network
      - JNL equity linked and non-qualified variable annuities products sold through American General distribution network

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


PRUDENTIAL: THE PARTNER OF CHOICE

-     ACCELERATES US GROWTH PROSPECTS

-     BRINGS ASSET MANAGEMENT AND INTERNET BANKING CAPABILITIES

- ACHIEVES STRATEGIC GOALS OF PRODUCT DIVERSIFICATION AND INCREASING MARKET PRESENCE

-     LEVERAGES EXISTING MANUFACTURING AND DISTRIBUTION PLATFORMS

-     ADVANCES AMERICAN GENERAL INTO GROUP OF PRE-EMINENT INTERNATIONAL PLAYERS

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------



                                                         THE POWER OF PRUDENTIAL

                                                                JONATHAN BLOOMER

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


2000 NEW BUSINESS VOLUMES IN EXCESS OF (POUNDS STERLING)19 BILLION (US$29
BILLION)


NEW BUSINESS APE VOLUMES(1)
2000 Total = (POUNDS STERLING)3.2 billion (US$4.9 billion)

[PIE CHART ILLUSTRATING DATA IN TABLE BELOW]


Asia             15%
UK and Europe    28%
US               57%


NEW BUSINESS ACHIEVED PROFITS(2)
2000 Total = (POUNDS STERLING)1.1 billion (US$1.7 billion)

[PIE CHART]


Asia             14%
UK and Europe    21%
US               65%


NOTES:

(1) Includes investment products but excludes banking and consumer finance businesses

(2)   Long term business only

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


2000 PRO FORMA FINANCIALS

========================================================================================================
                                        AMERICAN                          PRO FORMA
                                        GENERAL          PRUDENTIAL       COMBINED
                                        (POUNDS           (POUNDS         (POUNDS            PRO FORMA
                                        STERLING          STERLING        STERLING            COMBINED
                                         (M))               (M))             (M))              (US$M)
--------------------------------------------------------------------------------------------------------
New insurance business APE               1,308             1,528             2,836             4,299

New business achieved profit               500               613             1,113             1,687

MSB operating profit                     1,070               840             1,910             2,895

MSB operating EPS                         --               31.5p             35.3p             53.5c

Total investment FUM                     64 bn            165 bn            229 bn            343 bn

Consumer finance receivables              7 bn              4 bn             11 bn             17 bn

AP shareholders funds                    7,600             8,833            16,433            24,557
=======================================================================================================

NOTE: No adjustment has been made to include synergy benefits or the cost of the merger

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


THE POWER OF PRUDENTIAL



-     POWERFUL CAPITAL BASE

-     LEADERSHIP IN OUR CHOSEN MARKETS INTERNATIONALLY

-     OUTSTANDING GROWTH OPPORTUNITIES
      -     developing market share in US
      -     rapid expansion in Asia
      -     exciting potential in Europe
      -     strong position in UK

- MANAGEMENT TEAM WITH SHARED VISION AND EXPERIENCE TO IMPLEMENT STRATEGY SUCCESSFULLY



--------------------------------------------------------------------------------
BOTH SETS OF SHAREHOLDERS TO SHARE IN VALUE CREATION
--------------------------------------------------------------------------------

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

A MAJOR INTERNATIONAL FORCE IN RETAIL FINANCIAL SERVICES

--------------------------------------------------------------------------------

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------



                                                                        APPENDIX

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


                                                          OVERVIEW OF PRUDENTIAL

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


OVERVIEW OF PRUDENTIAL PLC



-     LEADING INTERNATIONAL RETAIL FINANCIAL SERVICES GROUP
      -     2000 Gross Premium Written - (pounds sterling)18 billion
      -     Funds under management - (pounds sterling)165 billion (1996-2000
            CAGR: 16.0%)
      -     Market capitalisation - (pounds sterling)17.8 billion
      -     Over 13 million customers
      -     Strong brand recognition

-     DIVERSIFIED PRODUCTS AND GEOGRAPHIES
      -     Life insurance, pensions, annuities, investment products
      -     2000 new business achieved profits - 38% UK, 36% US, 25% Asia, 1%
            Europe

-     BREADTH AND SCALE OF DISTRIBUTION
      - Multiple channels: independent financial advisors (IFA), financial institutions, direct, remote, Internet, worksite, financial planners

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


INTERNATIONAL FINANCIAL SERVICES PROVIDER OF SCALE


--------------------------------------------------------------------------------------------------
            US                             UK                                      ASIA

--------------------------------------------------------------------------------------------------
TOP 20 LIFE INSURER                  NO 2 LIFE INSURER                       LEADING PAN-REGIONAL
                                                                             BRAND AND PRESENCE
--------------------------------------------------------------------------------------------------
                                                                             TOP 5 PROVIDER IN HK,
NO 2 INDIVIDUAL FIXED                NO 1 LONG-TERM INSURANCE                SINGAPORE, MALAYSIA,
  ANNUITY PROVIDER                            FUND                            VIETNAM, PHILIPPINES
--------------------------------------------------------------------------------------------------
NO 1 EQUITY-LINKED ANNUITY           TOP 3 MUTUAL FUND                    NO 1 PRIVATE MUTUAL FUND
        PROVIDER                          MANAGER                            PROVIDER IN INDIA
--------------------------------------------------------------------------------------------------
                                                                             NEW PRESENCE IN LIFE
NO 20 VARIABLE ANNUITY               NO 1 E-COMMERCE RETAIL                  INSURANCE MARKETS OF
     PROVIDER                     FINANCIAL SERVICES PROVIDER             CHINA, INDIA, TAIWAN AND
                                                                                       JAPAN
--------------------------------------------------------------------------------------------------

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


TOTAL GROUP SALES HAVE TREBLED OVER 5 YEARS



TOTAL SALES

[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]


                                  1995        1996        1997         1998        1999        2000
----------------------------------------------------------------------------------------------------
UK DSF / Direct                   1210        1575        1718         1562        2025        1867
UK IFA                            1158        2297        2248         3018        5329        4403
US Operations                     1455        2504        2950         2864        4086        4855
Asia Operations                    155         191         347          192         871        2763
European Operations                  -           -           4           21          32          36


-     OVER HALF GROUP SALES FROM OPERATIONS OUTSIDE THE UK

-     BENEFITS OF CUSTOMER FOCUS AND EXPOSURE TO GROWTH MARKETS

-     PRODUCT INNOVATION AND CHANNEL DIVERSIFICATION

      -     Increased global exposure to equity based products

      -     Shift from agency to intermediated distribution

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


INCREASING GROUP MARGINS


TERRITORY           NBAP             APE             % MARGIN         % MARGIN
                                                       2000             1999
--------------------------------------------------------------------------------
UK                  230              741               31%               32%

US                  221              508               44%               46%

Asia                153              256               60%               73%

Europe                9               23               39%               33%
--------------------------------------------------------------------------------
GROUP               613            1,528               40%               39%
--------------------------------------------------------------------------------


GROUP NBAP MARGIN (NBAP/APE%)

[LINE CHART ILLUSTRATING DATA IN TABLE BELOW]

        1998    1999    2000
Group   35.9    39      40.2

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


JNL: SUCCESSFUL PRODUCT AND CHANNEL DIVERSIFICATION

BY PRODUCT

[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]

(US$M)                        1996        1997         1998       1999        2000
------------------------------------------------------------------------------------
Variable Annuities             396         761          882        1921        2591
ELIs                            34         450          470         696         620
Fixed Annuities               1970        2054         1108        1336        1601
Stable Value                  1413        1502         2239        2618        2511


BY CHANNEL

[BAR GRAPH]

(US$M)                    1996         1997        1998        1999        2000
--------------------------------------------------------------------------------
Deal Direct               1461         1779        1277        1524        1665
Broker Dealer              345          744         787        1714        2228
Bank                       667          806         443         755         958
Group Pension             1413         1502        2239        2618        2511



--------------------------------------------------------------------------------
    ABILITY TO WRITE SIGNIFICANT VOLUMES IN DIFFERENT ECONOMIC ENVIRONMENTS
--------------------------------------------------------------------------------

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


UK: STRONG STRATEGIC FOCUS


--------------------------------------------------------------------------------

[PRUDENTIAL LOGO]

[SCOTTISH AMICABLE LOGO]

[M&G LOGO]

[egg: LOGO]

--------------------------------------------------------------------------------


-     BROADENING PRODUCT RANGE AND WIDENING DISTRIBUTION REACH

-     PROACTIVELY RESPONDING TO SHIFTING MARKET TRENDS

-     INDEPENDENT AND ACCOUNTABLE BUSINESSES

-     RETAIL INSURANCE OPERATIONS FOCUSED ON PROFITABLE DISTRIBUTION CHANNELS

-     INNOVATIVE PROVIDER OF E-COMMERCE BASED GROUP PENSIONS SOLUTIONS

-     FOCUS ON RETAIL AND INTERNAL FUND MANAGEMENT IN M&G

-     LEADING E-COMMERCE FINANCIAL SERVICES PROVIDER IN Egg

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


UK OPERATIONS: M&G

-     LEADING UK RETAIL ASSET MANAGER:
      -     top 3 unit trust manager
      -     manager of the largest long-term insurance fund

-     (POUNDS STERLING)130bn OF FUNDS UNDER MANAGEMENT

-     GROWTH FROM INNOVATIVE NEW FUND LAUNCHES

- LONG TRACK RECORD IN POOLED FUND MANAGEMENT, AND STRONG REPUTATION IN FIXED INCOME

-     STRONG PRESENCE IN DIRECT AND IFA RETAIL MARKETS

-     AMBITIONS TO ENTER EUROPE IN 2001

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


UK OPERATIONS: EGG - A UNIQUE, INTEGRATED BUSINESS MODEL



                                  1.35 MILLION
                                   ATTRACTIVE
                                   CUSTOMERS

FINANCIAL SERVICES
INTERMEDIATION

-        Egg INVEST
         -    mutual fund supermarket
         -    share trading

-        Egg INSURE

        opportunities
        [DOWN ARROW]

        -     mortgages


BANKING

[BANKING GRAPHIC ILLUSTRATING COINS, A CREDIT CARD AND A WEB PAGE]

personal balance sheet


TRANSACTION PORTAL

-        Egg SHOP
-        ADVERTISING

        opportunities
        [DOWN ARROW]

    -    Egg Wallet
    -    Lifestyle zones

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


PLATFORM FOR GROWTH IN EUROPE

-        MAJOR FUNDED PENSION OPPORTUNITY IN EUROPE
-        INVESTMENT IN PAN EUROPEAN INFRASTRUCTURE
-        PRESENCE IN FRANCE AND GERMANY SINCE 1999
-        GERMANY
         -        sales through Signal Iduna since June 2000
         -        expansion of broker business
-        FRANCE
         -        launch of "Prudential Europe Vie" with CFP in January 2001
         -        sales via CNP expected to commence 2H2001

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


ASIA: TARGETING CUSTOMERS VIA MULTIPLE CHANNELS WITH MULTIPLE PRODUCTS

PREMIUM INCOME

[BAR CHART ILLUSTRATING DATA IN CHART BELOW]

                         1995      1996      1997      1998      1999      2000
--------------------------------------------------------------------------------
Insurance products        323       466       653       460       655      1076
Investment products         0         0         0        72       582      2259


-        STRATEGIC ACHIEVEMENTS:
         -        geographic expansion
         -        broadened distribution
         -        product diversification
         -        technology solutions
-        HIGHLY RATED FOR PRODUCT INNOVATION AND CUSTOMER SERVICE
-        STRONGLY POSITIONED TO CAPTURE GROWTH OPPORTUNITIES

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


ASIA: SUCCESSFULLY BUILDING SCALE AND STRENGTH


----------------------------------------------------------------------------------------------------------
        PRODUCTS                          DISTRIBUTION                             GEOGRAPHY
----------------------------------------------------------------------------------------------------------
-   A leading Hong Kong             -    Focus on agent growth              -     Operating in 11
    MPF pensions provider                in emerging markets                      countries across Asia
    with Bank of China JV
                                    -    Continuing regional roll           -     Acquisition of
-   Pioneered unit linked                out of bancassurance                     Prudential Taiwan
    products in Singapore                                                         SITE to grow mutual
    and Malaysia                    -    Internet transactional                   funds business
                                         capability in India and
-   Our first life products              Singapore                          -     Launched CITIC
    launched in India                                                             Prudential Life in
    and China                       -    Established markets:                      Guangzhou, China
                                         revised structured
-   Syariah compliant                    professional agency                -     Life licence granted in
    funds in Malaysia                    training                                 India in Q400

                                                                            -      Acquired Orico Life in
                                                                                   Japan
----------------------------------------------------------------------------------------------------------

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


ADDITIONAL INFORMATION ON THE ENLARGED GROUP

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


LEADING INTERNATIONAL INSURANCE COMPANIES


[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]


                               Market capitalisation
                                      (US$ bn)
AIG                                     189
Allianz                                  82
ING                                      70
Munich Re                                58
AXA                                      52
Prudential/American General              45
Aegon                                    45
Generali                                 44
Zurich Financial Services                38
CGNU                                     31
Prudential                               26

SOURCE: Datastream, 9 March 2001

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


RELATIVE CONTRIBUTIONS

[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]

                                              PRUDENTIAL       AMERICAN GENERAL
New business APE(1)                              59.3%              40.7%

MSB operating profit                             44.0%              56.0%

New business achieved profit                     55.1%              44.9%

AP shareholders' funds                           53.8%              46.2%


                 Y/E 31 DECEMBER 2000 (POUNDS STERLING)(M)
------------------------------------------------
                  AMERICAN
PRUDENTIAL        GENERAL            COMBINED
 1,904             1,308             3,212


   840             1,070             1,910

   613               500             1,113


 8,833             7,600            16,433

NOTES:

(1)     Insurance and investment products

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------



TWO MEASURES OF FINANCIAL REPORTING

--------------------------------------------------------------------------------
          MSB PROFITS                              ACHIEVED PROFITS
--------------------------------------------------------------------------------
                                                PRESENT VALUE MEASURE OF
UK GAAP STATUTORY PROFIT MEASURE                    SHAREHOLDER PROFITS
--------------------------------------------------------------------------------
  MEASURES SHAREHOLDER CASH FLOW             ALLOWS MEASUREMENT OF VALUE ADDED
GENERATED BY WITH-PROFITS BUSINESS                   BY NEW BUSINESS
--------------------------------------------------------------------------------
SHAREHOLDER PROFITS FROM WITH-PROFITS       PROVIDES PRESENT VALUE OF IN-FORCE
   FUND ARE 1/9TH COST OF BONUS                  BUSINESS TO SHAREHOLDERS
--------------------------------------------------------------------------------
  ANALYSTS USE THIS AS HEADLINE             ANALYSTS USE TO ENABLE ESTIMATE OF
     EXTERNAL PROFIT NUMBER                     APPRAISAL VALUE OF BUSINESS
--------------------------------------------------------------------------------

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


ADDITIONAL INFORMATION ON AMERICAN GENERAL

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------



AMERICAN GENERAL: IMPRESSIVE TRACK RECORD OF GROWTH


==================================================================================================================================
                                                                                                                          CAGR
(US$M)                                              1996           1997           1998           1999           2000        (%)
----------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS
Retirement services                                  225            246            466            564            661       30.9
Life insurance                                       547            589            674            721            770        8.9
Consumer finance                                     137            165            201            226            247       15.9
Corporate operations                                (153)          (132)          (293)          (332)          (368)      24.5
Operating earnings                                   756            868          1,048          1,179          1,310       14.7
Net income                                           653            542            764          1,131          1,003       11.3
Operating earnings per share (US$)                  1.52           1.75           2.02           2.30           2.58       14.2
Dividends per share (US$)                           0.65           0.70           0.75           0.80           0.88        7.9
BALANCE SHEET INFORMATION
Total assets (1)                                  73,179         78,829        102,662        116,876        120,360       13.2
Shareholders' equity (1)                           6,234          6,429          7,296          7,724          8,123        6.8
Share buybacks                                       187            466            195            425            460        n/a
Operating return on equity (%)(1)                   12.6           13.6           15.4           16.0           16.7        7.3
==================================================================================================================================

SOURCE: Company financial statements
NOTE:
(1) Excludes fair value adjustments under SFAS 115

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


TOP LINE GROWTH - REVENUES AND DEPOSITS

[BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]

(US$M)
 1996        1997         1998        1999        2000        CAGR
--------------------------------------------------------------------
12.5        13.6         17.7        20.2        22.4        16%

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


PERFORMANCE - ASSET GROWTH


TOTAL ASSETS(1)

[BAR ILLUSTRATING DATA IN TABLE BELOW]

(US$m)
  1996        1997         1998        1999        2000       CAGR
-------------------------------------------------------------------
   73          79          103         117         120       13%

NOTE:
(1) Excludes effect of SFAS 115.

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------


AMERICAN GENERAL: EXPANSIVE AND COMPLEMENTARY
DISTRIBUTION CHANNELS


================================================================================
                                                              AMERICAN GENERAL
                                                          -----------------------
                                                            1995            2000
                                                          -----------------------
Career agents                                              5,000           4,500
Independent                                                2,000          48,000
Registered Reps                                              250          10,000
Financial Institution Representatives                                     37,000
Financial Advisors                                           950           1,900
Institutional Marketing Group                                                 50
Branch Offices                                             1,400           1,350
Retail Merchants                                          20,000          16,000
Internet                                                                       X
================================================================================

[PRUDENTIAL LOGO]                                           AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------



                      ADDITIONAL INFORMATION ON PRUDENTIAL

[PRUDENTIAL LOGO]                                           AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------

NEW DISTRIBUTION MODEL

IFA

-     Combined business unit
-     Multiple brands
-     E-commerce developments
-     Increasing focus on income in retirement

Remote

-     Telephony
-     Direct mail/ off-the page advertising
-     Financial health check
-     On-line
-     DiTV

Worksite

-     Role of employer in stakeholder
-     Retirement planning
-     Corporate business clients, SMEs and affinity groups

Financial planning service

-     Personalised
-     Face-to-face
-     Complex financial planning needs
- Customers with (pounds sterling)50k-(pounds sterling)150k income or liquid assets

[PRUDENTIAL LOGO]                                           AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------

UK MEDIUM TO LONG TERM SAVINGS (MLTS) PRODUCT MARKETS

-    Total market in 2000 of (pounds sterling)13 billion (APE)
- Around half the market consists of tax-advantaged products (ISAs and pensions)


[PIE CHART ILLUSTRATING DATA IN TABLE BELOW]

ISAs (and PEPs)         23%
Life                    29%
Unit trusts and OEICs   20%
Group pensions          10%
Individual Pensions     18%

Source:  ABI, AUTIF
Note: APE = Annual Premium Equivalent = Regular Premium + 1/10 of Single Premium

[PRUDENTIAL LOGO]                                           AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------

INTERMEDIARIES GROWING SHARE IN A GROWING MARKET

UK life, pensions and investment market


[BAR CHART ILLUSTRATING DATA IN TABLE BELOW]

APE (pounds
sterling(bn))          1995    1996     1997    1998     1999   2000F
IFA                      2.4      3.2     4.1     4.3      5.1     5.5
Other                    2.4      2.8     3.5     4.4      4.8     4.2


-  Continued market growth of 13% in 1999 after 14% in 1998
-  IFA share of market 52% in 1999, up from 49% in 1995
-  Overall market flat in 2000:
   -   higher interest rates
   -   endowment reviews
   -   pensions uncertainty
-  Expect return to steady growth:
   -   demographics and growing wealth
   -   pre-retirement planning and income in retirement
   -   continuing demand for advice

[PRUDENTIAL LOGO]                                           AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------

OVERVIEW OF ASIAN BUSINESSES
[MAP GRAPHIC SHOWING CONTINENT OF ASIA WITH THE FOLLOWING GRAPHICS:]


          - PRUDENTIAL AND ICICI LOGOS WITH ASSET MANAGEMENT LABEL AND "INDIA (AMC)"

          - ICICI AND PRUDENTIAL LOGOS WITH LIFE INSURANCE LABEL AND "INDIA (life)"

          - PRUDENTIAL LOGO WITH "CHINA"

          - PRUDENTIAL AND "TS" LOGO WITH "THAILAND"

          - PRUDENTIAL LOGO WITH "SINGAPORE"

          - PRUDENTIAL LOGO WITH "HONG KONG"

          - PRUDENTIAL LOGO WITH "VIETNAM"

          - PRUDENTIAL LOGO WITH "MALAYSIA"

          - PRUDENTIAL LOGO WITH "TAIWAN (life)"

          - PRUDENTIAL LOGO WITH "TAIWAN (MF)"

          - PRUDENTIAL LIFE UK LOGO WITH "PHILIPPINES"

          - PRUDENTIAL AND BACBALI LOGOS WITH "INDONESIA"

          - PRUDENTIAL LOGO WITH "JAPAN (life)"

          - PPM LOGO WITH "HK, SINGAPORE" AND "JAPAN"]

[PRUDENTIAL LOGO]                                           AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP
--------------------------------------------------------------------------------

SECTION 57 APPROVAL

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO AUSTRALIA, CANADA OR JAPAN

This announcement has been approved by UBS Warburg Ltd., a subsidiary of UBS AG, for the purposes of Section 57 of the Financial Services Act 1986. This does not constitute a recommendation regarding the purchase of Rangers ordinary shares.

This announcement does not constitute an offer or invitation to purchase any securities. Any such offer will only be made in documents to be published in due course and any such invitation should be made solely on the basis of information provided in those documents

PRIVATE SECURITIES LITIGATION REFORM ACT
SAFE HARBOR STATEMENT

This presentation includes certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of The US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. These statements are generally identified by the words "expect", "intend", "believe" and other similar expressions. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants and the action of governmental regulators. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, that the stockholders of either company will not approve the merger, that a superior acquisition proposal will be made for either company, or that tax-free treatment for US purposes for the Prudential shares and ADSs to be received by the American General shareholders cannot be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved and to the general risks associated with the companies' businesses, as described in their filings with the US Securities and Exchange Commission, including American General's Form 10-K for the year ended 31 December 1999 and subsequent Forms 10-Q and Forms 8-K and Prudential's Forms 6-K.

               THE FOLLOWING IS THE TRANSCRIPT OF A CONFERENCE

                      HELD IN LONDON ON MARCH 12, 2001.

Speaker:  Sir Roger Hurn

- Good morning, ladies and gentlemen. My name is Roger Hurn and I am the chairman of Prudential. I'd like to thank you all for coming along this morning at such short notice on this very important day as we announce the proposed merger of Prudential and American General.


- This is a brief overview of what we will cover this morning.

- After a short introduction from me, Jonathan Bloomer will take you through the transaction terms and strategic rationale for the deal.

- I'm delighted that Bob Devlin, Chairman and Chief Executive of American General, is here with us today, along with John Graf, Senior Vice Chairman, Asset Accumulation. Bob will give you a brief overview of American General and go on to describe the shape of our combined US businesses.

- Jonathan will conclude with an overview of the new group and the opportunities for growth


- This is a truly transformational deal, which catapults Prudential into the global top tier in financial services - it will create the sixth largest insurance business in the world.

- American General is one of the most highly regarded insurance companies in the United States, with a significant presence in the life, annuities and consumer lending markets.

- On a pro forma basis the combined group will have a capitalisation of (pounds sterling)30.8 bn and total funds under management of (pounds sterling)229bn at the end of 2000.

- For both companies this is a very significant development in the implementation of their declared strategies. Jonathan and Bob will talk more about this shortly.

- However, this merger is not just about scale, it is also about quality.

- The new group will be a market leader in the United States, let me say that again, THE market leader, across the full range of retirement products, and will be excellently positioned to capitalise on the growth opportunities in what is the world's largest life insurance and retirement services market.

- The combination of our two companies will provide us with the financial strength and resources to accelerate further expansion in exciting growth markets, as we continue to see in Asia, and assuredly will see in Europe.

- One of the most exciting things for me is that it brings together 2 very strong management teams with excellent track records, who have a shared commitment to deliver shareholder value and who will work together to achieve the full benefits of the merger.

- I'm delighted to say that 6 American General representatives will be invited to join the Prudential board, reflecting the enhanced US contribution to the Group.

- Bob Devlin will become deputy chairman, with responsibility for the combined US operations. In addition to Bob, there will be two executive directors: John Graf and Rod Martin, each of whom has more than 20 years experience in the US financial services industry, and both of whom are recognised as leaders in their field.

- The three non-executive directors of American General who will join our Board are Larry Horner, former Chairman of KPMG, Michael Poulos, retired Chairman and CEO of Western National Corporation and Anne Tatlock, Chairman and CEO of Fiduciary Trust International

- The enlarged board will have 8 executive directors and 10 non-executives who between them have a wealth of international business experience.

- Jonathan Bloomer as CEO has a very strong executive team. Most of you know Michael McLintock, Mark Tucker and Philip Broadley and indeed Mark Wood, who will join us from Axa in June to run our UK and European insurance operations.

- Bob Devlin and his team have a long track record of successfully integrating acquisitions, such as Western National, US Life and Franklin Life.

- Bob will join Jonathan's team to head up the enlarged US business, and will also be in charge of integration.

- I have been very impressed by the quality of the work and the team spirit which both sides have demonstrated in working on this transaction. I know this augurs very well for the future of Prudential.

- I'd like now to hand you over to Jonathan Bloomer, our chief executive.

Speaker: Jonathan Bloomer

- Welcome everybody.

- Since I joined Prudential we have put together some excellent transactions, but none as important as our merger with American General. This is an excellent transaction and one which really will transform Prudential.

- I really am delighted to be sharing the platform with Bob today. We have got to know each other very well over the last few months, and I have a great respect for Bob and his team's achievements.

- Let me quickly run through the transaction details before I move on to talk about the strategic fit between the two companies.


- The transaction is an all share merger.

- The share exchange ratio reflects our mutual views of the relative appraisal values of our two companies. This has resulted in a see-through price of $48.26 per American General share, which in turn gives rise to an exchange ratio of
3.66 Prudential shares for every American General share.

- These terms represent a p/e multiple of 19.7 times American General's US GAAP operating earnings and a multiple of 3.3 times book.

- On completion, Prudential's shareholders will own 50.5% and American General's shareholders will own 49.5% of the enlarged group on a fully diluted basis.


- We are targeting completion in the third quarter of this year.

- Prudential will be the group holding company, with our group headquarters here in London and our US headquarters in New York

- Our primary listing will remain in London, and the ADSs will continue to trade in New York.

- The deal will be subject to the usual regulatory clearances, and the approval of both sets of shareholders


- We have always said that we will only undertake a transaction if it significantly enhances shareholder value.

- This deal does just that - it maintains the profitable new business margins and the growth potential is increased materially by the combination of complementary distribution channels and products in the US market

- On a pro forma basis, 2000 earnings on an Modified Statutory Basis would have been enhanced by 12% before synergy benefits and transaction costs

- Pro forma new business would have been (pounds sterling)1.1bn, that's about (pounds sterling)630m after tax

- We estimate annual cost savings of $130m to be realised by the end of 2002 at a cost of less than one year's savings

- Let me talk about why we are doing the deal


- As you know, for some time we've been looking to increase the scale of the Group. I strongly believe that the direction financial services is taking around the world is leading to consolidation - it is going to be very uncomfortable in the middle ground.

- And it's not scale for its own sake. It's scale to allow for continued expansion and a faster rate of growth - and this transaction provides that.

- In addition, the businesses are a great fit. We're in different sectors and channels, so we're not a mirror image of one another, but a complementary match. We've both pursued very similar strategies - and we've both been broadening out our product ranges and broadening out our distribution channels.

- Something I've been pursuing too is scale in EACH of our chosen markets. The US is the biggest financial services market in the world and this transaction gives us scale in that market - which, again, is something you know we've been aiming to achieve for a while.

- The combined group will have the scale, financial strength and cashflow to accelerate growth not only in the US, but particularly in the other regions of the world in which we operate.


- I know there are some concerns in the short term about the US economy, but we are in a long-term business, so let me tell you why we like the US market so much.

- We will have the leading position here - and this transaction will give us a tremendous platform to grow our combined market share. The US is the largest financial services market in the world, with an asset base of around $20 trillion, which has been growing at a rate of round 10% per annum. We will now have a real opportunity to increase our share in this large market.

- The demographic profile of the US lends itself to the range of products and services the new group will offer. Nearly a quarter of the population is between 45 and 65: these baby boomers are entering what we consider to be their highest net savings years. As the slide shows, in the US 1 person turns 50 every 7.5 seconds - and that is roughly 4 million people each year. We also expect an enormous cross-generational wealth transfer to occur over the next 25 years.

- We will now be able to offer a full range of products targeted at meeting the needs of these consumers


- Those of you who already follow American General know that it is regarded as a quality company with a premier franchise. If you look at sell-side research, the things they focus on are American General's market leading franchises, expansive distribution channels, and balanced product portfolio.

- The company's record over a long period of time sets the company apart in terms of quality. Like Prudential, the company is focused and committed to delivering value over the longer term.

- It is no accident that American General is a leader in the US market. It has attained this position because of the first class experience and commitment of its management which has proved itself over the course of time.

- Under Bob Devlin, the team has pursued a strategy of diversifying its product portfolio and expanding its distribution network to ensure consistency of earnings and growth across a variety of economic conditions.

- We've also pursued a similar strategy very successfully - albeit in different sectors in the market - at Jackson under Bob Saltzman and his team. We have created real value for our shareholders at Jackson National and we've been looking for a quality company, which would be a good fit with us and enable us to continue this growth - and I know we have found it.

- So, it's with great pleasure that I ask Bob Devlin to tell you about the business he and his team have built over the last few years.

Speaker: Bob Devlin

- Good morning. It's great to be here - and particularly on such a momentus day for American General. It is a particular pleasure that I will be working with Roger, Jonathan as we bring these two premier management teams together

- Those of you who have met me before know I have often talked about our willingness to do the right thing for our shareholders, with the right partner. I am very pleased to say that we have found the ideal partner and I am excited about the opportunity to continue create shareholder value through this strategic combination.

- There is no doubt in my mind that we found the perfect strategic partner in Prudential. Our businesses are complementary, from a product, distribution and geographic perspective, but, more importantly, we have a common vision for the future - to create superior returns for our shareholders and financial solutions for all our customers worldwide.

- On behalf of American Generals' Board of Directors and our 16,000 employees, we are excited about the opportunity of being a part of a global financial services organisation.


- This slide presents a quick overview of American General

- We have significantly transformed our company over the last several years through a combination of organic growth and acquisitions which has allowed us to develop a premier portfolio of asset accumulation, life insurance and consumer lending

- The result has been superior financial performance - our operating earnings per share have grown at a compound rate of 15% per year over the last 5 years and our return on equity was 16.7% in 2000 on total operating earnings of $1.3 billion.

- As ranked by market capitalisation, American General is the second largest life insurance-based financial services company in the United States.


- Over the past 5 years we have worked hard to create a valuable franchise at American General.

- Our franchise reflects the balanced mix of our business, which is demonstrated in the composition of our earnings.

- Our fast growing asset accumulation business, which include our annuity and investment management operations, is benefiting from the baby boomer generation's need for additional savings products.

- And our financial services business which consists of life insurance and lending operations, provides stable earnings growth and generate substantial cashflows.


- Indeed it is the balanced mix of businesses that generate our growth and stability, a true hallmark of American General.

- I'd like now to take you briefly through each of these three businesses.


- We are a leader in the US annuity market due to our unique and strong market positions.

- We are the leading provider of retirement plans and services to employees in primary and secondary schools, the second largest in hospitals, and third in higher education. We are also making significant strides in the rapidly growing state and local government market, a segment we only recently entered. We particularly like these markets due to the strong and long term relationships we build with our customers. Our tremendous customer loyalty has resulted in extraordinarily high levels of persistency and early success in selling additional products.

- We pioneered the proprietary annuity strategy in the financial institutions marketplace where we enjoy a leading market position. We now market American General annuities through 37,000 financial institution representatives at nearly 350 financial institutions. I'm delighted to say that we achieved market leading status in the fourth quarter of last year.

- The success of these two unique franchises is evidenced by the rapid growth in customer deposits, which has grown at a 36% compound annual growth rate.


- In fact, we have grown faster than the industry over the past 5 years - and done so for both variable and fixed annuities.

- As you can see we have been rapidly growing our fixed annuity deposits even during periods when the industry was seeing lower growth - further demonstrating the power and stability of our proprietary annuity strategy.

- In our group retirement business, where our customers contribute through monthly payroll deductions, we have a very high percentage of recurring deposits that, as we entered 2001, totalled roughly $3 billion of new deposits without making another sale.


- Our ability to effectively forge partnerships with our 12 million customers has enabled American General to develop market leading positions within our life insurance operations.

- These market leadership positions have resulted in consistently steady growth, which has generated strong cash flows that have fueled investment in the business, funding for acquisitions and, in the past, our share buyback programme.

- We have invested heavily over the past few years in developing multiple distribution channels to access the growth areas of the US market. By developing market responsive products and a strong service orientation, we have become a preferred provider among independent agents and financial planners which has allowed us to broaden our customer base.

- There are very few companies that have market leading positions across such a wide range of products.

- Our consumer lending business has a significant presence in middle America, which we serve through the nations third largest consumer finance branch office network. We serve generations of families who return to their community branches because of a brand name they trust, as well as branch personnel who truly understand their needs. The strength of this franchise has fuelled solid growth in receivables and earnings.

- By remaining focused on our core products - loans secured by real estate, direct consumer loans and retail sales finance - we have been able to grow while reducing the risk in the portfolio, leading to a declining net charge-off ratio and consistent earnings growth.


- Loans secured by real estate, typically the most stable product, now represent approximately 2/3 of our receivables portfolio, up from less than 35% just 5 years ago. And more than 80% of this portfolio represents loans where we have a first charge position on our customers primary residence.

- We remain comfortable that our consumer lending operation will do well in the current economic environment due to our strict adherence to underwriting guidelines and focus on high quality loans.


- So how will our two businesses look when they're combined?


- This transaction will both reinforce our position as the leading fixed annuity writer, and make us the leading provider of ALL annuities in the US. As more and more Americans approach retirement age, we will be best positioned to help them deal with their growing concern about living too long, rather than dying too young.

- As a result, we will rank No. 1 in total annuities, No. 5 in new life insurance sales and third largest in consumer lending.

- And demographic data also supports the continued need for life insurance and asset accumulation products for protection and estate planning needs.


- The transfer of over $20 trillion [CHECK] of generational wealth over the next 20 years will present tremendous opportunities for growth for the market leaders. We could not be better positioned to benefit from this unprecedented demographic trend.


- This transaction is about enhancing growth and this chart demonstrates the complementary nature of our respective businesses in the North America.

- We have long admired Jackson National Life as a strong competitor in the annuity market where they, have also been extremely successful.

- Jackson National will further strengthen our product portfolio, particularly in the areas of equity-linked annuities and non qualifying variable annuities. It will also further enhance and diversify our distribution channels and access to a broader customer base, most notably through relationships the broker/dealer channel.


- This slide demonstrates the significant increase in scale in North America which results from this merger.

- We will nearly double the value of new business and operating earnings.

- The balance sheet will increase to US$165 billion on a US GAAP basis and achieved profits shareholders equity will approach $15.5 billion.

- Yet size alone does not ensure future success. What really matters is the quality of our relationships with our customers. With this merger, these relationships will grow stronger as we meet a greater share of our customers needs over their financial life cycle.


- I firmly believe that we have one of the finest management teams in the financial services industry. As head of North American Operations, I look forward to building upon our strong position in this market. I will be responsible for integration of the US businesses and will be joined by my two colleagues, John Graf and Rod Martin.

- John Graf heads our asset accumulation business. He joined American General in 1997 as president of our retirement services division and has been the driving force behind the success of our proprietary annuity business

- Rod Martin is responsible for the financial services business. Rod has held a number of senior roles since he joined American General in 1995 and has transformed our life business from a narrow focus to the industry leader it is today.

- I have the utmost confidence in their ability to work with Jackson's management team to create a truly unique and powerful franchise in the United States market.


- As I've emphasised, this transaction is about complimentary businesses and growth, but as a management team we do expect to achieve savings of $130m. These will be delivered from:

         - scale economies and

         - adopting best practices across the 2 organisations

- The cost of achieving these synergies will be less than the full year annualised benefit

- We will now be working to develop detailed integration plans and you will be hearing more about it in the coming months

- The synergies we will achieve go beyond revenue opportunities and cost savings
- synergies among our people are also critically important for future growth. We share with our new partner a common set of values and purpose that we believe are extraordinary complementary to one another.


- Finally, let me tell you why we believe the Prudential is our partner of choice

- To us this merger is all about growth in the US market. We will have enhanced product and distribution capabilities, as well as access to new products through Prudential.


- At the same time, we are taking a bold step toward realising our strategic vision - to become a world leader in financial services.

- I see great benefits for our employees, customers and shareholders in this combination. I am committed to this merger and determined to make it a success.

- We can all take pride in the success we have achieved so far, and now looking into the future, we have the excitement and opportunity to shape the future of our new company.

- Thank you - and now I'll hand back to Jonathan

Speaker: Jonathan Bloomer

- Thanks, Bob

- Let me finish by looking at this from a Group perspective.


- The merged business will be a real scale player. Last year - between us - we took in more than $29bn of new funds - that's more than $100m every business day.

- As you can see the big piece of this, when combined, is the US, which is very profitable. We will continue to drive for faster growth rates as we gain market share in this enormous yet fragmented market.

- As you know, we have a very strong long-term insurance business in the UK after the recent changes we have made. M&G is performing strongly, while Egg continues to add customers at an impressive rate. All this means we will see growth in the UK going forward

- And you've heard us talk about the growth rates available to us now and in the future in Asia and over the next several years in Europe. The scale and stability of this merged business in the United States will allow us to continue investing and accelerating growth in these markets.


- If you look at these numbers, they reinforce the point I've just been making about the scale and earnings potential of this new business.

- You'll also notice that this transaction is consistent with our strategy. American General also focuses on value with new business margins at similar levels to Prudential.

- As I said earlier, in MSB terms group operating profit would have been (pounds sterling)1.9bn, which translates through to an EPS accretion of about 12%

- The financial strength of the new group is demonstrated by the pro forma achieved shareholders funds of over (pounds sterling)16 billion and S&P ratings of AAA for Prudential and AA+ for American General

- Finally, let me say that the combined group will follow the progressive dividend policy of Prudential


- So let me summarise for you.

- This is a major step forward in our stated strategy:

- It gives us a strong capital base

- Scale in our chosen markets, particularly the US - and the opportunity from that base to drive for growth and increasing market share in the US

- And resources for accelerated investment and growth in Asia and Europe

- And, critically, the management of the combined group has the experience, vision and ambition to implement and deliver this merger and the faster growth for the benefit of both sets of shareholders.

- Thank you very much. We'll be happy to take your questions.

                   THE FOLLOWING ARE BIOGRAPHIES INCLUDED IN

                   A PRESS KIT DISTRIBUTED ON MARCH 12, 2001

[AMERICAN GENERAL LOGO]



AMERICAN GENERAL DIRECTORS JOINING BOARD OF PRUDENTIAL PLC, FOLLOWING PROPOSED MERGER



ROBERT M. DEVLIN        (AGE 60)
Chairman, President, and Chief Executive Officer
Elected chairman in 1997 and named president and CEO in 1995. Elected vice chairman and director in 1993. Served as president and CEO of American General Life from 1986 to 1993. Joined company in 1977.

JOHN A. GRAF            (AGE 41)
Senior Vice Chairman - Asset Accumulation
Elected senior vice chairman - asset accumulation in 2000. Served as vice chairman and group executive - retirement services since 1999. Joined company in 1998.

RODNEY O. MARTIN JR.    (AGE 48)
Senior Vice Chairman - Financial Services
Elected senior vice chairman - financial services in 2000. Served as vice chairman and group executive - life insurance since 1998. Joined company in 1995.


LARRY D. HORNER*
Chairman
Pacific USA Holdings Corp.
New York, New York
Elected to the board in 1991.

MICHAEL J. POULOS*
Retired Chairman, President, and Chief Executive Officer
Western National Corporation
Houston, Texas
Served from 1980-1993 and re-elected to the board in 1998.

ANNE M. TATLOCK*
Chairman and Chief Executive Officer
Fiduciary Trust Company International
New York, New York
Elected to the board in 1995.


*  will be non-executive directors of Prudential plc following proposed merger

[PRUDENTIAL LOGO]


PRUDENTIAL PLC BOARD AS AT 10 MARCH 2001


SIR ROGER HURN*         (AGE 62)
Chairman
A director since February 2000 and Chairman since May 2000. Chairman of Marconi plc (formerly The General Electric Company plc). Deputy Chairman of GlaxoSmithKline plc and previously Deputy Chairman of Glaxo Wellcome plc. Non-executive Director of Imperial Chemical Industries PLC. Previously Chairman of Smiths Industries plc and previously a director of SG Warburg Group. Chairman of the Court of Governors at the Henley Management College.

JONATHAN BLOOMER FCA    (AGE 46)
Group Chief Executive
A director since 1995 and Group Chief Executive since March 2000. Previously Deputy Group Chief Executive since May 1999 and Group Finance Director. Non-executive director of Egg plc. Non-executive director of Railtrack Group plc. Member of the Urgent Issues Task Force Committee of the Accounting Standards Board.

PHILIP BROADLEY FCA     (AGE 40)
Group Finance Director
Group Finance Director since May 2000. Previously he was with Arthur Andersen where he became a partner in 1993. He specialised in providing audit, risk management and regulatory advisory services to clients in the financial services industry.

KEITH BEDELL-PEARCE     (AGE 55)
Executive Director & Chairman of Prudential Europe
A director since 1992. E-Commerce Director since March 2000 and Chairman of Prudential Europe since September 1999. Previously International Development Director since November 1996. Joined Prudential in 1972.

MICHAEL MCLINTOCK       (AGE 39)
Managing Director, M&G Investment Managers
A director since September 2000. Chief Executive of M&G since February 1997, a position he held at the time of M&G's acquisition by Prudential in March 1999. Joined M&G in October 1992.

MARK TUCKER             (AGE 43)
Chief Executive, Asia
A director since September 1999. Chief Executive of Prudential Corporation Asia since 1994 and previously General Manager in Prudential, Hong Kong from 1989 to 1992. Joined Prudential in 1986.

MARK WOOD               (AGE 48)
Chief Executive Designate, UK & Europe
Mark Wood will join the Board of Prudential plc from 21 June 2001. He was formerly Group Chief Executive of AXA UK and a Senior Executive Vice President of the AXA Group.


*non executive

NON EXECUTIVE DIRECTORS OF PRUDENTIAL PLC AS AT 10 MARCH 2001

SIR DAVID BARNES CBE    (AGE 65)
A director since January 1999. Deputy Chairman of AstraZeneca plc from April 1999 and previously Chief Executive of Zeneca PLC. Non-executive Deputy Chairman of Syngenta AG from November 2000. Non-executive Chairman of Imperial Cancer Research Technology Ltd. Member of the Board of Trustees, British Red Cross Society. Previously Deputy Chairman of Business in the Community.

ANN BURDUS              (AGE 67)
A director since 1996. Non-executive director of Next plc. Council member of the Institute of Directors. Previously a non-executive director of Safeway Group plc and previously a committee member of the Automobile Association.

BRIDGET MACASKILL       (AGE 52)
A director since May 1999. Chairman and Chief Executive Officer of OppenheimerFunds Inc, an investment management company based in New York.

ROBERTO MENDOZA         (AGE 55)
A director since May 2000. Non-executive Chairman of Egg plc. Non-executive director of ACE Limited, Reuters Group PLC and Vitro SA. Previously Vice Chairman and director and a member of the Corporate Office of JP Morgan & Co, Inc., and recently a managing director of Goldman Sachs.

ROB ROWLEY              (AGE 51)
A director since July 1999. Director of Reuters Group PLC and Chief Executive of Reuterspace division. Previously Finance Director of Reuters Group PLC.

SANDY STEWART           (AGE 67)
A director since 1997. Chairman of Murray Extra Return Investment Trust plc and of the Scottish Amicable (supervisory) Board.
Previously a practising solicitor and Chairman of Scottish Amicable Life Assurance Society.